UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Calidi Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

320703101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320703101

1	NAME OF REPORTING PERSON First Light Acquisition Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 320703101

1	NAME OF REPORTING PERSON FLAG Sponsor Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON OO

CUSIP No. 320703101

1	NAME OF REPORTING PERSON William J. Weber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 343,687
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 343,687
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,687
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0% (1)
12	TYPE OF REPORTING PERSON IN

(1)

Based on 35,436,381 shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Calidi Biotherapeutics, Inc. (the “Issuer”) outstanding as of January 31, 2024, based on the Issuer’s Rule 424(b)(3) prospectus supplement filed with the Securities and Exchange Commission on February 12, 2024.

Item 1(a). Name of Issuer:

Calidi Biotherapeutics, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

4475 Executive Drive, Suite 200

San Diego, California 92121

Item 2(a). Name of Person Filing:

This Schedule 13G is filed jointly by First Light Acquisition Group, LLC (the “Sponsor”), FLAG Sponsor Manager, LLC (the “FLAG Sponsor Manager”) and William J. Weber (collectively, the “Reporting Persons”). The FLAG Sponsor Manager is the manager of the Sponsor. William J. Weber is the sole member of the FLAG Sponsor. Each of the Reporting Persons named in this Schedule 13G disclaims beneficial ownership of the securities held directly or indirectly by such Reporting Persons, except to the extent of their respective pecuniary interests.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 11110 Sunset Hills Road #2278, Reston, VA 20190.

Item 2(c). Citizenship:

See responses to Item 4 on the cover pages, which are incorporated herein by reference.

Item 2(d). Titles of Classes of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”).

Item 2(e). CUSIP Number:

320703101

Item 3.

Not applicable.

Item 4. Ownership

(a) Amount beneficially owned:

See responses to Item 9 on the cover pages, which are incorporated herein by reference.

(b) Percent of class:

See responses to Item 11 on the cover pages, which are incorporated herein by reference.

(c) Number of shares as to which such person has

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on the cover pages, which are incorporated herein by reference.

(ii) Shared power to vote or to direct the vote:

See responses to Item 6 on the cover pages, which are incorporated herein by reference.

(iii) Sole power to dispose or to direct the disposition of:

See responses to Item 7 on the cover pages, which are incorporated herein by reference.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on the cover pages, which are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

See Item 2(a) above.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

FIRST LIGHT ACQUISITION GROUP, LLC

By:	/s/ William J. Weber
Name: William J. Weber
Title: Manager

FLAG SPONSOR MANAGER, LLC

By:	/s/ William J. Weber
Name: William J. Weber
Title: Sole Member

By:	/s/ William J. Weber
Name: William J. Weber

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of the Schedule 13G to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of common stock of Calidi Biotherapeutics, Inc. This agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: February 14, 2024

FIRST LIGHT ACQUISITION GROUP, LLC

By:	/s/ William J. Weber
Name: William J. Weber
Title: Manager

FLAG SPONSOR MANAGER, LLC

By:	/s/ William J. Weber
Name: William J. Weber
Title: Sole Member

By:	/s/ William J. Weber
Name: William J. Weber